-------                                           -----------------------------
|FORM 4|                                                  OMB APPROVAL
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                                                  OMB Number:         3235-0287
[ ] CHECK THIS BOX IF NO LONGER SUBJECT           Expires:     January 31, 2005
    TO SECTION 16. FORM 4 OR FORM 5               Estimated average burden
    OBLIGATIONS MAY CONTINUE.  See                hours per response........0.5
    INSTRUCTION 1(b).                             -----------------------------


                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

(Print or Type Responses)
________________________________________________________________________________
1.   Name and Address of Reporting Person*

                                  Mo, Y. Joseph
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   (Last)                           (First)             (Middle)

                               350 Corporate Blvd.
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                                    (Street)

                             Robbinsville, NJ 08691
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   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

     NexMed, Inc. (NEXM)
________________________________________________________________________________
3.   I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


________________________________________________________________________________
4.   Statement for Month/Day/Year

     February 26, 2003
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person(s) to Issuer (Check all applicable)

     |X|  Director                             |X|  10% Owner
     |X|  Officer (give title below)           |_|  Other (specify below)

     President & CEO
     ------------------------------
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check Applicable Line)

     |X|  Form filed by One Reporting Person
     |_|  Form filed by More than One Reporting Person
________________________________________________________________________________

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           TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
                             OR BENEFICIALLY OWNED
================================================================================

                                                                                                 5.
                                                                                                 Amount of      6.
                                                                 4.                              Securities     Owner-
                                       2A.                       Securities Acquired (A) or      Beneficially   ship
                            2.         Deemed       3.           Disposed of (D)                 Owned          Form:     7.
                            Trans-     Execution    Transaction  (Instr. 3, 4 and 5)             Following      Direct    Nature of
                            action     Date, if     Code         ------------------------------- Reported       (D) or    Indirect
1.                          Date       any          (Instr. 8)                   (A)             Transaction(s) Indirect  Beneficial
Title of Security           (Month/    (Month/      ------------                 or              (Instr. 3      (I)       Ownership
(Instr. 3)                  Day/Year)  Day/Year)     Code     V      Amount      (D)    Price    and 4)         (Instr.4) (Instr.4)
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

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

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

*      If the form is filed by more than one reporting person, see Instruction
       4(b)(v).

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
                                                                          (Over)
                                                                 SEC 1474 (9-02)

TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
            (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

================================================================================

                                                                                                          9.
                                                                                                          Number    10.
                                                                                                          of        Owner-
                                                                                                          deriv-    ship
                                                                                                          ative     Form
             2.                                                                                           Secur-    of
             Conver-                            5.                              7.                        ities     Deriv-   11.
             sion                               Number of                       Title and Amount          Bene-     ative    Nature
             or               3A.               Derivative    6.                of Underlying     8.      ficially  Secur-   of
             Exer-            Deemed   4.       Securities    Date              Securities        Price   Owned     ity      In-
             cise    3.       Execut-  Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of      Follow-   Direct   direct
             Price   Trans-   tion     action   or Disposed   Expiration Date   ----------------  Deriv-  ing       (D)      Bene-
1.           of      action   Date,    Code     of (D)        (Month/Day/Year)            Amount  ative   Reported  or In-   ficial
Title of     Deriv-  Date     if any   (Instr.  (Instr. 3,    ----------------            or      Secur-  Trans-    direct   Owner-
Derivative   ative   (Month/  (Month/  8)       4 and 5)      Date     Expira-            Number  ity     action(s) (I)      ship
Security     Secur-  Day/     Day/     ------   ------------  Exer-    tion               of      (Instr. (Instr.   (Instr.  (Instr.
(Instr. 3)   ity     Year)    Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)      4)        4)       4)
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
Stock                                                                           Common
Options      $1.81    2/26/03           A       300,000         (1)    2/26/13   Stock    300,000         300,000     D
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
EXPLANATION OF RESPONSES:

(1) In February 2002, the Company entered into an employment agreement with Y. Joseph Mo. The employment agreement provides for three grants of options to purchase 300,000 shares of Company common stock per grant under the Company's Stock Option and Long-Term Incentive Compensation Plan, and that each such grant shall vest in three annual installments of 100,000 shares each and have an exercise price equal to the fair market value of the Company's common stock on the date of grant. The three grants of 300,000 shares were to be made on February 26, 2002, February 26, 2003, and February 26, 2004, provided that Dr Mo remains employed by the Company.




     /S/ VIVIAN H. LIU, ATTORNEY-IN-FACT                          2/28/03
---------------------------------------------            -----------------------
 **Signature of Reporting Person                                   Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


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